Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "SARCOMATRIX

THERAPEUTICS CORPORATION", FILED IN THIS OFFICE ON THE

TWENTIETH DAY OF MAY, A.D. 2022, AT 11:54 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6809701 8100
SR# 20222346817

Authentication: 203528113
Date: 05-26-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE of DELAWARE
CERTIFCATE of INCORPORATION
A STOCK CORPORATION

First: The name of this Corporation is Sarcomatrix Therapeutics Corporation.

Second: Its registered office in the State of Delaware is to be located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801.

The registered agent in charge thereof is The Corporation Trust Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The amount of the total stock of this corporation is authorized to issue is 10,000,000 shares (number of authorized shares) with a par value of $0.0001 per share.

Fifth: The name and mailing address of the incorporator are as follows:

Name: David Maine
Mailing Address: 5225 Cedarwood Drive, Reno, NV 89511.

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 19th day of May 2022.

By: David Maine

Name: David Maine
Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:54 AM 05/20/2022
FILED 11:54 AM 05/20/2022
SR 20222174209 - File Number 6809701